Exhibit 99.1

20 April 2018

Barclays PLC

FCA and PRA conclude investigations into Jes Staley and Barclays

As announced on 10 April 2017 (the “April 2017 Announcement”), the FCA and PRA have been conducting investigations into Jes Staley, Group Chief Executive Officer of Barclays, and Barclays Bank PLC in relation to an attempt by Mr Staley in 2016 to identify the author of an anonymous letter. The FCA and PRA have now concluded these investigations.

In respect of Mr Staley, the FCA and PRA have recently issued confidential draft warning notices setting out their reasons for proposing enforcement actions. The FCA and PRA are alleging that Mr Staley’s actions in relation to this matter represented a breach of Individual Conduct Rule 2 (requirement to act with due skill, care and diligence) and each have proposed that he pay a financial penalty. The FCA and PRA are not alleging that he acted with a lack of integrity or that he lacks fitness and propriety to continue to perform his role as Group Chief Executive Officer.

In accordance with the enforcement procedures of the FCA and PRA, Mr Staley now has a period during which he may review the draft warning notices and make representations to these authorities in relation to their content. Therefore, Barclays is not in a position to comment further on the draft warning notices, any discussions with the FCA and PRA or the timing of the final outcome of this matter.

In light of the draft warning notices of the FCA and PRA, the Barclays Board continues to be satisfied with its conclusions as set out in the April 2017 Announcement. The Barclays Board continues to have unanimous confidence in Mr Staley and continues to recommend his re-election as a Director at the Barclays Annual General Meeting on 1 May 2018. As set out in the April 2017 Announcement, the Barclays Board will determine what adjustment to Mr Staley’s compensation is appropriate once the FCA and PRA processes have concluded.

In respect of Barclays Bank PLC, the FCA and PRA have concluded that they will not take enforcement action in respect of this matter. However, they have proposed that each of Barclays Bank PLC and Barclays Bank UK PLC will be subject to requirements to report to the FCA and PRA on certain aspects of their whistleblowing programmes. Separately, in May 2017, the Barclays Board voluntarily commissioned independent reviews of Barclays’ whistleblowing policies, processes and controls, in line with which certain enhancements have subsequently been made.

Barclays continues to provide information to, and cooperate with, authorities in the US with respect to this matter.

Barclays will make further announcements as appropriate.

-ENDS-

For further information, please contact:

Investor Relations	Media Relations

Kathryn McLeland	Thomas Hoskin

+44 (0) 20 7116 4943	+44 (0) 20 7116 4755

About Barclays

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 80,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays group. These statements are based on the current beliefs and expectations of Barclays’ management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays’ future financial condition and performance are identified in our filings with the Securities and Exchange Commission (“SEC”) (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2017) which are available on the SEC’s website (www.sec.gov). Subject to Barclays’ obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, Barclays does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.